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                                 EXHIBIT (a)(9)


[EMAIL MESSAGE FROM DAVID KADISH TO OPTIONEES TRANSMITTING THE AMENDED AND RESTATED OFFER TO EXCHANGE]


Dear Employees:

On May 1, 2001, we sent you details of a stock option exchange program, including an Offer to Exchange memorandum describing the exchange program. We have attached an Amended and Restated Offer to Exchange memorandum that makes several changes to the Offer to Exchange memorandum. We believe these changes do not change in any material way the substantive terms of the stock option exchange program.

If you have already made your election, you do not need to resubmit your election forms or take any other actions at this time.

If you have any questions in this regard, please contact Janna Berry by email at janna@netopia.com, or by telephone at (510) 814-5112.

Thank you,


David A. Kadish
Senior Vice President and General Counsel